January 16, 2014

U.S. Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington D.C. 20549

Attention: Jay Ingram

Re:	Continental Building Products, Inc.’s

Registration Statement on Form S-1 Filed

December 24, 2013 (File No. 333-193078)

Dear Mr. Ingram:

Pursuant to your discussion with outside counsel on January 15, 2014, Continental Building Products, Inc. is hereby providing you with draft revisions to the above-captioned Registration Statement on Form S-1 (the “Registration Statement”) in respect of the proposed offering price range and certain other matters. Specifically, attached hereto as Appendix A are the draft revisions, marked to show the changes made to the comparable disclosure in Amendment No. 1 to the Registration Statement filed with the Securities and Exchange Commission on January 10, 2014, and attached hereto as Appendix B are clean versions of the same pages.

If you have any questions or comments, the Company stands ready to respond as quickly as possible. If you wish to discuss, you can reach me at (703) 480-3852 or Peter Wardle of Gibson, Dunn & Crutcher LLP at (213) 229-7242. Thanks again for your assistance.

Sincerely,

/s/ Timothy Power

Timothy Power

General Counsel

cc:	Jeffrey A. Chapman

Douglass M. Rayburn

Peter W. Wardle